June 5, 2018

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jeffrey Gabor

Re:	MeiraGTx Holdings plc
Registration Statement on Form S-1 (File No. 333-224914)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 29, 2018 and the date hereof, approximately 690 copies of the Preliminary Prospectus dated May 29, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 7, 2018 or as soon thereafter as practicable or at such other time as the registrant or its counsel, Latham & Watkins LLP, may request via telephone call to the staff.

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Michael Liloia

Name: Michael Liloia Title: Director

BARCLAYS CAPITAL INC.

By: /s/ Victoria Hale

Name: Victoria Hale Title: Vice President